KILEY PARTNERS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES		
Commissions	$	1,658,798
Trading		43,302
Interest and dividends - trading		62,202
Other		1,823
Total revenues		1,766,125
GENERAL AND ADMINISTRATIVE EXPENSES		
Commissions, compensation, and benefits		993,473
IT, data and communications		179,149
Professional services		86,435
Occupacy and equipment		47,533
Clearing costs		42,230
Travel and meals		19,148
License and registration		14,900
Interest		10,480
Advertising and marketing		9,273
Other		28,357
Total expenses		1,430,978
NET INCOME	$	335,147

See accompanying notes.